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SECURITIES AND EXCHANGE COMMISSION

10032950

DEC 3 0 2010

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **11/01/09** (MM/DD/YY) AND ENDING **10/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KINGSDALE CAPITAL MARKETS (USA) INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 KING STREET WEST - SUITE 2950
(No. and Street)

TORONTO	**ONTARIO**	**M5X 1C7**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Notidis **(416) 876-4555**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Peter Notidis**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **KINGSDALE CAPITAL MARKETS (USA) INC.**, as of **October 31**, 20 **10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KINGSDALE CAPITAL MARKETS (USA) INC.

Statement of Financial Condition

October 31, 2010

(With Independent Auditor's Report Thereon)

KINGSDALE CAPITAL MARKETS (USA) INC.

OCTOBER 31, 2010

INDEX

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

December 27, 2010

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Kingsdale Capital Markets (USA) Inc.

We have audited the accompanying statement of financial condition of Kingsdale Capital Markets (USA) Inc. (the "Company") as of October 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kingsdale Capital Markets (USA) Inc. as of October 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

10350 Richmond Ave., Suite 800 · Houston, TX 77042 · 713.343.4200
15 Maiden Lane, Suite 1003 · New York, NY 10038 · 212.406.7272
www.malonebailey.com

KINGSDALE CAPITAL MARKETS (USA) INC.

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2010

ASSETS	
Cash	$ 23,638
TOTAL ASSETS	$ 23,638
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 11,145
Total Liabilities	11,145
Commitments and contingencies (Note 3)	-
Stockholder's equity	
Common stock, without par value, authorized 6,000 shares, issued and outstanding 6,000 shares	12,500
Additional paid-in-capital	181,668
Accumulated other comprehensive income	(5,485)
Retained earnings	(176,190)
Total Stockholder's Equity	12,493
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 23,638

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

The Company was incorporated on January 10, 1989 under the name Lawrence Field Distributors, Inc. On May 25, 1990, as a result of a change in ownership, the Company's name was changed to Ridgewood Capital Funding, Inc. On June 30, 2004 the Company was sold to Kingsdale Capital Markets Inc., ("Parent") a member of the Investment Dealers Association of Canada, and its name was changed to Kingsdale Capital Markets (USA) Inc. The Company is dependent upon the Parent

Nature of Business

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and conducts a securities business limited to private placements of securities.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition

Securities transactions and related income and expenses are recorded on a trade date basis. Commission revenues are recorded on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

KINGSDALE CAPITAL MARKETS (USA) INC.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2010

Note 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for income taxes in accordance with the US Generally Accepted Accounting Principles which requires the asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Comprehensive Income

The Company reports comprehensive income, its components, and accumulated balances in its financial statements. Accumulated other comprehensive income represents the accumulated balance of foreign currency translation adjustments. No other items of comprehensive income are present.

Related Party Transactions

The Parent Company, Kingsdale Capital Markets Inc. pays office and administrative expenses including accounting, rent, telephone and secretarial fees and allocates a portion of the expense to the Company. The Company is dependent upon the parent for continued financial support.

NOTE 3- NET CAPITAL REQUIREMENTS:

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At October 31, 2010, the Company's net capital was $11,925 which was $6,925 in excess of its required net capital of $5,000. The Company's debt-equity ratio was 0.9346 to 1.

KINGSDALE CAPITAL MARKETS (USA) INC.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2010

NOTE 4- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 5- RELATED PARTY TRANSACTIONS

The Company has a Fee Sharing Agreement with its Parent. The Parent provides administrative and other services to the company. Under the terms of the Agreement, the Parent agrees to pay all financial expenses of the Company. The Company will pay its Parent 90% of its revenue throughout its fiscal year to cover commissions, corporate finance fees, consulting fees and management fees payable to its Parent. In addition, the agreement provides for the option for the Company to pay bonuses to certain officers, directors, consultants and key employees with the advice and consent of its Parent. During the fiscal year ended October 31, 2010, the Parent charged the Company $12,000 for officers compensation and $6,600 for office space and administrative support.

The Company's Fidelity Bond coverage is provided as a rider to the Parent's policy. The Parent has agreed to indemnify the Company for any amount due as a deductible under the policy.

The Parent Company waived collection of $18,600 owed to it by the Company and converted the amount to additional paid in capital. In addition, the Parent made additional capital contributions of $19,000 for the year ended October 31, 2010.

NOTE 6- INCOME TAXES

ASC 740.10 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At October 31, 2010, a valuation allowance for the full amount of the net deferred tax asset of $70,000 was recorded because of uncertainties as to the amount of taxable income that would be generated in future years.

At October 31, 2010 the Company has available net operating loss carryforwards of approximately $200,000 to offset Parent and/or future income which expire in the years 2028, 2029 & 2030.

NOTE 7- SUBSEQUENT EVENTS

On December 1, 2010 the Parent made a capital contribution of $3,000 to the Company.